SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

NovaCopper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Electrum Strategic Resources L.P.
700 Madison Avenue, 5th Floor
New York, NY 10065
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	66988K102	Page 2 of 19

1	NAME OF REPORTING PERSON Electrum Strategic Opportunities Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(1) Includes 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 3 of 19

1	NAME OF REPORTING PERSON The Electrum Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(2) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 4 of 19

1	NAME OF REPORTING PERSON Electrum Global Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (3)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(3) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 5 of 19

1	NAME OF REPORTING PERSON TEG Global GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (4)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(4) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 6 of 19

1	NAME OF REPORTING PERSON ESOF GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(5) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 7 of 19

1	NAME OF REPORTING PERSON Leopard Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 24,391,671 (6)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 24,391,671 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,391,671 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.68%
14	TYPE OF REPORTING PERSON OO

(6) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

CUSIP No.:	66988K102	Page 8 of 19

1	NAME OF REPORTING PERSON GRAT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 833,333 Common Shares
	8	SHARED VOTING POWER: 24,391,671 (7)
	9	SOLE DISPOSITIVE POWER: 833,333 Common Shares
	10	SHARED DISPOSITIVE POWER: 24,391,671 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,225,004 (8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.45%
14	TYPE OF REPORTING PERSON OO

(7) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

 (8) Consists of the securities described in Footnote (6) and 833,333 of the Issuer’s common shares held by GRAT Holdings LLC

CUSIP No.:	66988K102	Page 9 of 19

1	NAME OF REPORTING PERSON Thomas Scott Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 273,739 (9)
	8	SHARED VOTING POWER: 24,391,671 (10)
	9	SOLE DISPOSITIVE POWER: 273,739 (9)
	10	SHARED DISPOSITIVE POWER: 24,391,671 (10)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,498,743 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.67%
14	TYPE OF REPORTING PERSON IN

(9) Consists of (i) 10,000 of the Issuer’s common shares held by Tigris Financial Group Ltd., (ii) 113,739 of the Issuer’s common shares held directly by Mr. Kaplan and (iii)  150,000 of the Issuer’s common  shares issuable upon exercise of options held by Mr. Kaplan that are currently exercisable.

(10) Consists of (i) 21,630,801 of the Issuer’s common shares held by Electrum Strategic Opportunities Fund L.P. and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by Electrum Strategic Opportunities Fund L.P. that are currently exercisable.

 (11) Consists of the securities described in Footnotes 9 and 10.

CUSIP No.:	66988K102	Page 10 of 19

1	NAME OF REPORTING PERSON Electrum Strategic Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON OO

CUSIP No.:	66988K102	Page 11 of 19

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Electrum Strategic Resources L.P. (formerly Electrum Strategic Resources LLC) (“Electrum Strategic”) on May 10, 2012, as amended and restated by Amendment Nos. 1, 2, 3 and 4 to the Schedule 13D filed by the Reporting Persons (other than ESOF and ESOF GP (as defined below)) on December 31, 2012, July 9, 2014, April 23, 2015 and June 26, 2015 (as amended, the “Schedule 13D”) with respect to the common shares of NovaCopper Inc. (the “Issuer”).  The purpose of this Amendment is to report (i) the contribution by Electrum Strategic and Electrum Global Holdings L.P. of an aggregate of 21,630,801 common shares of the Issuer and warrants to purchase 2,760,870 common shares of the Issuer to Electrum Strategic Opportunities Fund L.P. (“ESOF”), an investment fund managed by The Electrum Group LLC, in exchange for a limited partnership interest therein; (ii) the addition of ESOF and ESOF GP Ltd. (“ESOF GP”) as Reporting Persons due to ESOF’s ownership of such shares and possible membership in a group with the other Reporting Persons; (iii) the fact that the securities reported herein are no longer held by Electrum Strategic; and (iv) changes in the percentage of the Issuer’s outstanding common stock beneficially owned by the Reporting Persons as a result of changes in the number of outstanding common shares. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.        Identity and Background

Items 2(a) and 2(b) of the Schedule 13D are hereby amended and restated as follows:

(a)              This Statement is being filed by Electrum Strategic Resources L.P., a Delaware limited partnership (“Electrum Strategic”),  Electrum Global Holdings L.P., a Cayman Islands exempted limited partnership (“Global Holdings”), TEG Global GP Ltd, a Cayman Islands exempted limited partnership (“Global GP”), The Electrum Group LLC, a Delaware limited liability company (“TEG Services”), Leopard Holdings LLC, a Delaware limited liability company (“Leopard”), GRAT Holdings LLC, a Delaware limited liability company (“GRAT Holdings”), Electrum Strategic Opportunities Fund L.P., a Cayman Islands exempted limited partnership (“ESOF”), ESOF GP Ltd a Cayman Islands company (“ESOF GP”),  and Thomas S. Kaplan, a natural person and citizen of the United States (“Kaplan” and, collectively, the “Reporting Persons”).  Schedule A attached hereto sets forth information referred to in Instruction C of Schedule 13D with respect to each Reporting Person to the extent applicable.

(b)              The principal business address of Leopard and GRAT Holdings is 535 Madison Avenue, 12th Floor, New York, New York 10022.  The principal business address of TEG Services, Electrum Strategic, Global Holdings, Global GP, ESOF, ESOF GP, and Kaplan is 700 Madison Avenue, 5th Floor, New York, New York 10065.

Item 2(c) of the Schedule 13D is hereby amended by adding the following:

(c)              ESOF’s principal business is to invest in securities and other assets, directly or indirectly.  ESOF GP’s principal business is to serve as the general partner of ESOF.

Items 2(d) and 2(e) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No.:	66988K102	Page 12 of 19

(d)           Neither any Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither any Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)           ESOF is a limited partnership formed under the laws of the Cayman Islands.  ESOF GP is a company formed under the laws of the Cayman Islands.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On December 31, 2015, as part of an internal reorganization Global Holdings contributed 5,608,352 of the Issuer’s common shares owned directly by it to ESOF, an investment fund managed by TEG Services and the general partner of which is indirectly owned and controlled by Global Holdings.  In addition, on the same date, Global Holdings caused Electrum Strategic (an entity in which Global Holding owned all of the limited partnership interests and, indirectly, general partner interests) to contribute to ESOF 16,022,449 of the Issuer’s common shares and warrants to purchase 2,760,870 of the Issuer’s common shares.  In exchange for such contributions, Global Holdings received a limited partnership interest in ESOF.  The common shares and warrants contributed by Global Holdings and Electrum Strategic to ESOF are sometimes referred to herein as the “Contributed Securities.”  TEG Services is the investment adviser to ESOF and is entitled to management fees with respect to the assets of ESOF.  Global Holdings, as the holder of limited partnership interests in the general partner of ESOF, may be entitled to receive carried interest payments in connection with ESOF’s investment in the Contributed Securities.

Item 4.        Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

Global Holdings contributed the Contributed Securities in exchange for a limited partnership interest in ESOF, an investment fund managed by TEG Services.  Global Holdings indirectly owns and controls ESOF GP, the general partner of ESOF.   ESOF acquired the Contributed Securities for investment purposes.

As a shareholder of the Issuer, on an ongoing basis, each Reporting Person (to the extent it continues to beneficially own the Issuer’s common shares) will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, one or more Reporting Persons may, from time to time, determine to increase or decrease its ownership of Common Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein, each Reporting Person currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

CUSIP No.:	66988K102	Page 13 of 19

Each of ESOF and ESOF GP may be deemed to be a member of a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and Rule 13d-54 promulgated thereunder, with the other Reporting Persons.

Item 5.        Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

As of December 31, 2015 the Reporting Persons (and each of them) beneficially own the number of Common Shares set forth below.  Percentage ownership is based upon 104,796,421 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 8, 2015.

(a)

(1)	Reporting Persons

	Number of shares:	25,498,743
	Percentage of shares:	23.67%

(2)	ESOF

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

(3)	ESOF GP

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

(4)	Global Holdings

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

(5)	Global GP

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

(6)	TEG Services

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

CUSIP No.:	66988K102	Page 14 of 19

(7)	Leopard

	Number of shares:	24,391,671
	Percentage of shares:	22.68%

(8)	GRAT Holdings

	Number of shares:	25,225,004
	Percentage of shares:	23.45%

(9)	Kaplan

	Number of shares:	25,498,743
	Percentage of shares:	23.67%

(10)	Electrum Strategic

	Number of shares:	0
	Percentage of shares:	0.00%

(b)

(1)	ESOF

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

(2)	ESOF GP

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

(3)	Global Holdings

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

(4)	Global GP

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

CUSIP No.:	66988K102	Page 15 of 19

(5)	TEG Services

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

(6)	Leopard

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:    24,391,671*
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:     24,391,671*

(7)	GRAT Holdings

Sole power to vote or direct the vote:  833,333
Shared power to vote or direct the vote:     24,391,671*
Sole power to dispose or to direct the disposition:  833,333
Shared power to dispose or direct the disposition:     24,391,671*

(8)	Kaplan

Sole power to vote or direct the vote:  273,739***
Shared power to vote or direct the vote:     24,391,671*
Sole power to dispose or to direct the disposition:  273,739***
Shared power to dispose or direct the disposition:   24,391,671*

(9)	Electrum Strategic

Sole power to vote or direct the vote: 0 Shared power to vote or direct the vote: 0 Sole power to dispose or to direct the disposition: 0 Shared power to dispose or direct the disposition: 0

* Consists of (i) 21,630,801 of the Issuer’s common shares held by ESOF and (ii) 2,760,870 of the Issuer’s common shares issuable upon exercise of warrants held by ESOF that are currently exercisable.

**Consists of (i) 10,000 of the Issuer’s common shares held by Tigris, (ii) 113,739 of the Issuer’s common shares held directly by Dr. Kaplan and (iii)  150,000 of the Issuer’s common  shares issuable upon exercise of options held by Kaplan that are currently exercisable

ESOF GP is the general partner of the sole general partner of, and TEG Services is the investment adviser to, ESOF.  Global Holdings owns and controls ESOF GP.  TEG Services possesses voting and investment discretion with respect to assets of ESOF, including indirect investment discretion with respect to the Common Shares held by ESOF.   Kaplan has the ability to direct such discretion of TEG Services. The Investment Committee of GRAT Holdings (see Schedule A) exercises voting and investment decisions on behalf of GRAT Holdings, including decisions on behalf of GRAT Holdings with respect to the securities reported herein.  Kaplan is the sole shareholder of, and possesses sole voting and investment discretion with respect to the assets of Tigris, including the securities reported herein.

CUSIP No.:	66988K102	Page 16 of 19

(c)              Except as set forth in Item 3, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(e)              Following the contribution of the Contributed Securities as reported herein, on December 31, 2015, Electrum Strategic ceased to be the beneficial owner of common shares of the Issuer.

Item 7.        Materials to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibit 99.3

99.4              Joint Filing Agreement

CUSIP No.:	66988K102	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2016

ELECTRUM STRATEGIC RESOURCES L.P. By: Electrum Strategic Management LLC, its General Partner

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Managing Director

ELECTRUM GLOBAL HOLDINGS L.P. By: TEG Global GP Ltd., its General Partner

By:	/s/ William Natbony
Name: William Natbony
Title: Director

LEOPARD HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

CUSIP No.:	66988K102	Page 18 of 19

TEG GLOBAL GP LTD.

By:	/s/ William Natbony
Name: William Natbony
Title: Director

GRAT HOLDINGS LLC

By:	/s/ William Natbony
Name: William Natbony
Title: Manager

THE ELECTRUM GROUP LLC

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Senior Managing Director
/s/ Thomas S. Kaplan
Thomas S. Kaplan

ELECTRUM STRATEGIC OPPORTUNITIES FUND L.P. By: Electrum Strategic Opportunities Fund GP L.P., its General Partner By: ESOF GP Ltd., its General Partner

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Director

CUSIP No.:	66988K102	Page 19 of 19

ESOF GP LTD.

By:	/s/ Michael H. Williams
Name: Michael H. Williams
Title: Director